Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

December 16, 2013

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Emerging Markets Series – Class S and I

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on September 20, 2013 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 135 on Form N-1A, filed with the SEC on October 10, 2013. PEA No. 135 was filed for the purpose of introducing a new class of shares, Class I, to the Emerging Markets Series, and to re-designate the existing class of the Series as Class S.

1.	Comment: The disclosure in the Annual Report dated December 31, 2013 regarding the approval of the investment advisory agreement is too generic and should be fund-specific. It should include how the Board relied upon the various comparisons (performance vs. the benchmark, expenses vs. peer group, etc) and the results of those comparisons. The disclosure such as “it was noted by representatives of the Advisor that 18 of the 37 active Series of the Fund are currently experiencing expenses above the capped expense ratio” is too vague as it does not list which funds have waivers and is not specific enough to be helpful to shareholders. Please provide fund-specific disclosure in future reports per Item 27(d)(6) of Form N-1A.

Response: We believe the existing disclosure conforms to the requirements of Form N-1A; however, we will take this comment under advisement for future reports.

2.	Comment: Please explain why the first part of the definition of an emerging market company, “its principal securities trading market is in an emerging market country” indicates that the company is exposed to the economic fortunes and risks of the country in which it trades.

Response: This part of the definition is similar to the criteria used for inclusion in the Series’ benchmark index, the Morgan Stanley Capital International Emerging Markets Index, which is an independent index that is designed to measure the equity performance of emerging markets.

3.	Comment: The Principal Investment Strategies section says that the Series may focus its investment in only a few countries. The Series should add appropriate risk disclosure about specific countries if it focuses its investments in those countries.

Response: The Series does not currently focus on any one country or a few countries. Holdings are chosen based on the investment advisor’s investment strategies and the opportunities currently present in the market. If, in the future, the Series does focus on one or a small group of countries as part of its principal investment strategies, we will add appropriate disclosure to the prospectus.

4.	Comment: The Principal Investments Strategies section says that the Series may, but is not required to, undertake hedging activities. We did not see corresponding disclosure in the Principal Risks section.

Response: The third bullet in the Foreign Securities Risk sub-section of the section titled Principal Risks of Investing in the Series addresses hedging risk. Because we do not expect to use hedging to a significant extent, we believe this disclosure is sufficient.

5.	Comment: The fourth sentence in the paragraph above the bar chart regarding the variability of Series returns can be modified to reflect that only one year of performance is shown. See instruction 1(b) to Item 4(b)(2) of Form N-1A.

Response: We have decided to keep the existing disclosure.

6.	Comment: Please remove the second paragraph in the Purchases and Sale of Series Shares section because it is not required by Items 2 through 8 of Form N-A.

Response: Declined. Because we expect a majority of the assets in the Series to be investments made on behalf of discretionary account clients of the Advisor, we believe it is appropriate for this Section to address information on purchases and sales of Series shares for these accounts.

7.	Comment: Per Item 9 of Form N-1A, the comments provided on the Summary Section apply to the section titled “More Information About the Series’ Investment Strategies and Risks” also as applicable. To the extent that there are any changes in the Summary Section, please add conforming disclosure in this section as well.

Response: Because we have not added any disclosure to the Summary Section, no conforming disclosure is needed.

8.	Comment: The sub-section “More About the Series’ Principal Risks” in the section “More Information About the Series’ Investment Strategies and Risks” does not include two risks that are disclosed in the Summary Section. These are the risk of investing in a few countries and non-diversification risk. To the extent that you want to include those risks here, we think that may be appropriate.

Response: The summary portion of the prospectus contains the full discussion of the Series’ principal risks relating to investments in few countries and non-diversification. This information is not repeated later in the prospectus in reliance on General Instruction C(3)(a) of Form N-1A, which states “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

9.	Comment: In the section “How to Buy, Exchange, and Redeem Shares”, the sub-section on “Discretionary Investment Clients” states that all orders will be processed at the next-determined NAV. This language applies to all shareholders, so it should be repeated elsewhere.

Response: We have added language responsive to this request in the sub-section “More About Purchases, Exchanges and Redemptions” in the section “Investment and Account Information.”

10.	Comment: The first paragraph of the Statement of Additional Information states that a copy of the Series’ prospectus may be obtained by writing to the Fund. If it’s available on the website, please consider adding that information.

Response: Accepted. We have added language responsive to this request.

11.	Comment: In the section of the Statement of Additional Information titled “Board Committees”, there is a statement that a portion of the Chief Compliance Officer’s salary is paid by the Fund. If this amount is over $60,000, it must be disclosed per Item 17(c) of Form N-1A.

Response: This information appears in the compensation table that immediately follows this section of the SAI.

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Anu Dubey, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC